Filed pursuant to Rule 433

Registration No. 333-252343

June 10, 2021

Assurant, Inc.

$350,000,000 2.650% SENIOR NOTES DUE 2032

Issuer:	Assurant, Inc.

Expected Ratings/Outlook*:	Baa3 (Stable) (Moody’s) / BBB (Stable) (S&P)

Securities:	2.650% Senior Notes due 2032 (the “Senior Notes”)

Format:	SEC Registered

Trade Date:	June 10, 2021

Settlement Date:	June 14, 2021 (T+2)

Maturity Date:	January 15, 2032

Aggregate Principal Amount:	$350,000,000

Price to Public:	99.842% of the principal amount

Underwriting Discount:	0.650%

Net Proceeds (before expenses) to Issuer:	$347,172,000

Benchmark Treasury:	1.625% due May 31, 2031

Benchmark Treasury Yield:	1.467%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	2.667%

Coupon:	2.650%

Interest Payment Dates:	Semi-annually on each January 15 and July 15 of each year, commencing on January 15, 2022

Make-Whole Call:	At any time before October 15, 2031 (the date that is three months before the maturity date), at the greater of: (i) 100% of the principal amount of the Senior Notes being redeemed, plus accrued and unpaid interest; and (ii) the sum of the present values of the principal amount of such Senior Notes and the scheduled payments of interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to October 15, 2031 (the date that is three months before the maturity date), in each case discounted to the date of redemption on a semi-annual basis at the rate of Treasury plus 20 basis points.

Par Call:	At any time on or after October 15, 2031 (the date that is three months before the maturity date), at 100% of the principal amount of the Senior Notes being redeemed.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP / ISIN Number:	04621XAN8 / US04621XAN84

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

Barclays Capital Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each security rating should be evaluated independently of any other security rating.

The issuer has filed a registration statement, including a prospectus, and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533 and Wells Fargo Securities, LLC at 1-800-645-3751.